UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                                 June 2003

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F       X                         Form 40-F
                        ------                                ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                   No      X
             ------                  ------

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82____.)


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                         INSTRUMENTATION LABORATORY

                             Table of Contents

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ITEM                                         SEQUENTIAL PAGE NUMBER
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Results of Annual Shareholders'                         3
Meeting held on June 9, 2003
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             Summary of Results of Annual Shareholders' Meeting
             --------------------------------------------------

     On June 9, 2003 the Board of Directors of Instrumentation Laboratory S.p.A. convened the shareholders for the annual shareholders' meeting. At the meeting, the shareholders unanimously:

   (1) approved the balance sheet as well as the management report as of November 30, 2002;

   (2) resolved to cover the losses of the fiscal year 2002 of Euro 14,986,262.00; and

   (3) re-appointed the same Board of Statutory Auditors for the period 2003-2004-2005 (up to the approval of the 2005 Balance Sheet) composed by Messrs. Paolo Giacinto Bonazzi (Chairman), Giorgio Renato Fumagalli (Principal), Marco Giuliani (Principal), Flavio Venturi (Alternate) and Guglielmo Fanti (Alternate).

                                 SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    INSTRUMENTATION LABORATORY S.p.A.
                                    ---------------------------------
                                               (Registrant)



Dated: June 11, 2003                By:      /s/ Jose Luis Martin
                                            ---------------------
                                    Name:   Jose Luis Martin
                                    Title:  Chief Financial Officer
                                            (principal financial officer
                                            and principal accounting officer)